Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

On October 2, 2023, the following article was published on Bloomberg.com.

Bloomberg

Cocaine Plays? Meet the Companies With an Angle on Hard Drugs

By Tiffany Kary

Date October 2, 2023

Welcome to my newsletter on the cannabis and psychedelics industries. This week, I take a look at companies that are positioning themselves to benefit from a potential wave of decriminalization of hard drugs, including cocaine.

‘Safe’ supply?

If “what are you smoking?” used to the be the skeptical response to those who said marijuana would one day be legal in more than 38 US states, the new catchphrase might be “what are you snorting?”

Earlier this month, a Canadian company, Safe Supply Streaming, did a reverse takeover with a psychedelics company in order to prepare for listing on a small-cap stock exchange in Canada. Its thesis is a “third wave” of relaxing drug laws, following those that have opened up use of marijuana and psychedelics. The next wave, the company predicts, will cover hard drugs, like heroin and cocaine.

The company wants to use its “streaming” model to invest in addiction clinics, fentanyl test-strip makers and other businesses that might benefit from such a shift, as well as energy drinks that contain coca leaves (but without cocaine, just like Coca-Cola beverages).

The development shows shifting attitudes toward hard drugs as their decriminalization in places including Oregon and British Columbia has stoked business interest. Early investors tout the idea that just as legal, regulated marijuana was supposed to quash drug crime and obliterate underage use, creating a “safe supply” of hard drugs could do the same — and also solve the problem of fentanyl contamination.

The idea is pitched to appeal to governments desperate for policy solutions to soaring overdose deaths. But it’s bound to generate skepticism. Even the much more widely accepted legalization of marijuana has been showing severe downsides, as seen in problems that have surfaced in Colorado, Washington and New York.

Even without relaxed laws, illegal cocaine production is surging: Colombian cocaine output has soared and is even set to overtake the country’s oil exports. Its illegal use has brought with it corruption across the Americas and the infiltration of one of the world’s top shipping companies.

But Safe Supply Streaming isn’t the only company building a business model around the possibility of more cocaine use — legal or otherwise.

In February, Lucy Scientific Discovery, a Victoria, British Columbia-based company, announced it was looking to expand its licensing to manufacture cocaine, heroin and other drugs. Lucy, which already has Canadian licenses to make limited amounts of psilocybin, MDMA, LSD and mescaline for research, said that “the shift toward a public-health response to the drug crisis will provide greater opportunities for people who use substances to connect with a growing range of harm reduction and treatment options.”

Shares are down 81% since then. The company didn’t immediately return an email seeking comment about its application.

Other companies in Canada are also touting their dealer’s licenses from the country’s health regulator that allow them to provide substances such as cocaine for limited purposes. One, Adastra Holdings, a cannabis company, had to retract a press statement that suggested it could sell cocaine. The mishap led to a class-action lawsuit.

Filament Health, a Vancouver-based company doing research on psychedelic drug candidates, last week announced a $2 million private placement from Negev Capital. According to the company’s regulatory filing, cocaine is among the substances for which it has a dealer’s license.

“At Filament, we believe that a pharmaceutical drug made from coca leaf may have potential for the treatment of several mental-health indications including ADHD,” the company’s co-founder Ben Lightburn said in an emailed response to a question about whether it considered its dealer’s license for cocaine a significant asset. Filament’s license speaks to its high safety standards, he added, and the company recently imported coca leaf from Peru in partnership with the Peruvian government. He said Filament is beginning research on the potential for ADHD treatment.

According to a search of regulatory filings and earnings calls, other companies that make cocaine-related products include Intelligent Bio Solutions, which makes a system to screen for cocaine, opioids and other drugs in the workplace, and Omeros Corp., which is which is working on an oral drug to treat cocaine-use disorder after receiving a grant this year from the National Institute on Drug Abuse.

Number of the week

$345 million

The amount in grants the US government announced last week to combat the fentanyl crisis.

Quote of the week

“Our charges make clear that the Justice Department is attacking every single aspect of the cartels’ operations. That includes going after their suppliers in China who sell fentanyl precursor chemicals to the cartels.”

— Merrick Garland

US attorney general

Garland spoke at a summit of the Drug Enforcement Administration

What you need to know

●	The Senate Banking Committee backed legislation that would offer federal protections to banks that offer financial services to cannabis businesses, which is still against the law despite being legal in many states.

●	WNBA star Brittney Griner, recently freed from Russia on drug possession charges, was among the attendees at a fundraiser for President Joe Biden on Sept. 28 in Phoenix.

●	New York’s cannabis regulator is looking to grant 1,500 new licenses to help alleviate a surplus of marijuana that producers have built up amid a lack of legal channels for sales.

●	More than 3,000 New Yorkers died of drug overdoses in 2022, the highest number since the city began keeping records more than two decades ago, as the synthetic opioid fentanyl takes an increasing toll.

●	The Associated Press reported on a former lawmaker who was sentenced to prison after admitting he accepted at least $110,000 in bribes when he led a marijuana licensing board.

●	Many online cannabis sellers fail to enforce age restrictions on purchases, according to a story in the New York Times.

Important Information About the Proposed Business Combination and Where to Find It

This communication may relate to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. After the Registration Statement has been declared effective, Jupiter will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and will be included in the definitive proxy statement/prospectus when it becomes available. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

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